Exhibit 99.2

GRANDVIEW GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED

FEBRUARY 29, 2012

Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Grandview Gold Inc. (“Grandview” or the “Company”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and nine months ended February 29, 2012. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended May 31, 2011 and May 31, 2010, together with the notes thereto as well as the unaudited condensed consolidated interim financial statements for the three and nine months ended February 29, 2012 and February 28, 2011, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. Information contained herein is presented as at April 13, 2012, unless otherwise indicated.

On June 1, 2011, Grandview adopted International Financial Reporting Standards (“IFRS”). The unaudited condensed consolidated interim financial statements for the three and nine months ended February 29, 2012, have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with IFRS. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Readers of this MD&A should refer to “Change in Accounting Policies” below for a discussion of IFRS and its effect on the Company’s financial presentation.

The comparative financial information of fiscal year 2011 in this MD&A has been restated to conform to IFRS, unless otherwise stated.

For the purposes of preparing this MD&A, management, in conjunction with the board of directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company’s common shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or on SEDAR at www.sedar.com.

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

Special Note Regarding Forward-Looking Information

This MD&A contains “forward-looking information” (also referred to as “forward-looking statements”), which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects; the focus of capital expenditures; the Company’s goal of creating shareholder value by concentrating on the acquisition and exploration of properties that have the potential to contain economic gold deposits; the Company’s expectation that it has capital sufficient to fund its operations through February 28, 2013; the future price of gold; management’s outlook regarding future trends; the purchase, sale or development of exploration properties; exploration and acquisition plans; the Company’s acquisition strategy; the criteria to be considered in connection therewith and the benefits to be derived therefrom; the emergence of accretive growth opportunities; the Company’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets; treatment under governmental regulatory regimes and tax laws; the performance characteristics of the Company’s mineral resource properties; title disputes or claims; and realization of the anticipated benefits of acquisitions. Often, but not necessarily always, the use of words such as “anticipate”, “believe”, “plan”, “estimates”, “expect”, “intend”, “budget”, “scheduled”, “forecasts” and similar expressions have been used to identify these forward-looking statements or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect management’s current beliefs and are based on information currently available to management. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or financial or operating performance. Forward-looking statements involve significant risks, uncertainties and assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include risks related to general economic conditions in Canada, Peru and globally; the Company’s ability to meet its working capital needs in the short and long term; environmental liability; industry conditions, including fluctuations in the price of gold and other metals and minerals; governmental regulation of the mineral resource industry, including environmental regulation; fluctuation in foreign exchange or interest rates; liabilities inherent in mineral exploration; geological, technical and operational problems; failure to obtain third party permits, consents and approvals when required, or at all; stock market volatility and market valuations; and competition for, among other things, capital, acquisition of resources, undeveloped land and skilled personnel. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances other than as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Description of Business

Grandview is a mineral exploration company focused on creating value for shareholders by exploring and, if warranted, developing properties of merit for the mining of precious metals. It is currently active in the province of Ontario, Canada, and in Peru.

Grandview was incorporated in 1945 and was primarily engaged in the mineral exploration and resource sector up to 1987, when trading of the Company’s securities ceased. In November 1998, Grandview invested in Navitrak International – a company involved in high-technology products involving global positioning systems (GPS).

Grandview subsequently decided to return to mineral exploration and mining during 2004, after putting a new management team in place and identifying an exploration property of merit with a geological report in accordance with National Instrument 43-101 (“NI 43-101”).

Overall Performance

Highlights

During the third quarter of fiscal 2012 the Company continued to work with the results of the drill information from the Dixie Lake project and is working towards completing a report that will bring the historic resource to NI 43-101 compliance. This work will result in a new geological and resource model on the 88-4 and 88-4 West Zones from which the Company will be able to assess any potential economic resource on the property. The Company is at present finalizing the results of this work in a comprehensive report and will report those results at the completion of the process.

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

The Company also completed a high resolution “EarthProbe” DCIP geophysical survey over key portions of the Bonanza property in Red Lake. The purpose of this survey was to map key lithological units beneath Red Lake to a depth of 200-300m below surface and determine any potential targets that would merit future diamond drilling.

The Company continued to pursue additional opportunities within Peru, South America, and Canada that meet its corporate objective of identifying small-scale, high-grade development opportunities.

Financial

  At February 29, 2012, the Company had mineral exploration properties at a carrying cost of $5,196,134 (May 31, 2011 - $4,568,757). During the nine months ended February 29, 2012, the Company incurred exploration expenditures of approximately $630,000 up from approximately $310,000 during the nine months ended February 28, 2011. Work encompassed exploration drilling and geophysical surveys. See “Mineral Exploration Properties” below.

  As of the date of this MD&A, the Company is developing a budget for its Canadian properties. See “Mineral Exploration Properties” and “Liquidity and Financial Position” below.

  At February 29, 2012, the Company had working capital of $320,636 (May 31, 2011 – $1,155,078). The Company had $227,079 in cash and cash equivalents (“total cash”) (May 31, 2011 - $1,177,679). The decrease in total cash and working capital during the nine months ended February 29, 2012, was primarily due to expenditures incurred on the Company’s mining interests (as discussed above) to complete its flow-through commitment of $605,000 and operating expenses.

Mineral Exploration Properties

The Company focused its fieldwork and exploration activities on the Red Lake Property during first three quarters of fiscal 2012 and incurred $627,377 in deferred mineral property expenditures, predominantly at the Red Lake property.

Giulianita Property, Peru

The Company, through its subsidiary Recuperacion Realzada S.A.C., has an option to acquire 100% of the Giulianita property in Ayabaca Province, Piura Department, Peru, through a two-stage option. The option provides the Company with a right to earn an 80% interest in the Giulianita property by: (i) making a cash payment of $20,000 US dollars upon signing the agreement, which the Company has done, and by incurring $1.4 million in exploration and development expenditures; and (ii) issuing a total of two million common shares of the Company over a three-year period.

The remaining 20% may be acquired by making an additional payment of $300,000 US dollars and issuing a further 250,000 common shares of the Company prior to the third anniversary date of the agreement.

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

In June 2011 the Company suspended expenditures until the local community is able to deliver key surface access rights to allow the Company to carry out advanced exploration and development plans on the Giulianita property. The Company will continue to monitor developments in the region and will assess its position over the coming months.

Red Lake Properties – Loisan, Dixie Lake and Sanshaw-Bonanza in Ontario, Canada

Grandview has a 100% interest in eight mining claims, covering approximately 60 hectares, located in Red Lake, Ontario, Canada (the “Loisan Property”).

Grandview has an option agreement with Newmont Mining Corporation (formerly Fronteer Gold Inc.) under which it has earned a 67% interest in the 1,664 hectare Dixie Lake property located in the Red Lake Mining District, Ontario, Canada (the “Dixie Lake Property”).

On April 28, 2010, Grandview acquired the final 40% interest in ten (10) unpatented mining claims, located in Red Lake, Ontario (the “Sanshaw-Bonanza Property”) from joint venture partner EMCO Corporation S.A. (“EMCO”), and eliminated all net smelter royalties previously due to EMCO under the terms of the original agreement. Grandview now has a 100% interest in the claims. The Company negotiated the acquisition of two additional unpatented mining claims and two patented mining claims, and reduced the net smelter royalty on the Sanshaw-Bonanza Property to 0.375% .

Selected Quarterly Information

For quarters ending after June 1, 2010, the quarterly results have been restated to reflect accounting policies consistent with IFRS. Quarterly results for quarters ended before June 1, 2010, have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).

Three Months Ended	Basis of Presentation	Total Revenue ($)	Profit or loss
			Total ($)	Per Share (Basic and Diluted) ($)
2012-February 29	IFRS		(36,570) (1)	(0.00)
2011-November 30	IFRS	-	(7,515) (2)	(0.00)
2011- August 31	IFRS	-	(82,313) (3)	(0.00)
2011-May 31	IFRS	-	(97,948) (4)	(0.00)
2011-February 28	IFRS	-	(138,734) (5)	(0.01)
2010-November 30	IFRS	-	(87,967) (6)	(0.00)
2010-August 31	IFRS	-	(84,258) (7)	(0.00)
2010-May 31	Canadian GAAP	-	(106,941) (8)	(0.00)

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

Notes:

(1)

Net loss of $36,570 consisted primarily of professional fees of $1,516; management and consulting services of $6,750; investor relations, business development and reporting issuer costs of $27,153; and office and administration of $1,213. These amounts were offset by interest income of $62.

(2)

Net loss of $7,515 consisted primarily of professional fees of $47,002; management and consulting services of $40,875; investor relations, business development and reporting issuer costs of $19,234; and office and administration of ($18,866). These amounts were offset by interest income of $63 and premium on flow-through shares of $80,667.

(3)

Net loss of $82,313 consisted primarily of office and administration of $43,280; management and consulting services of $20,000; investor relations, business development and reporting issuer costs of $13,495; and professional fees of $5,622. These amounts were offset by interest income of $84.

(4)

Net loss of $97,948 consisted primarily of office and administration of $13,230; management and consulting services of $24,750; investor relations, business development and reporting issuer costs of $16,531; professional fees of $47,334; and exploration and evaluation expenses of $179. These amounts were offset by interest income of $2,076 and gain on disposition of mineral property rights of $2,000.

(5)

Net loss of $138,734 consisted primarily of office and administration of $16,120; management and consulting services of $27,500; investor relations, business development and reporting issuer costs of $29,109; professional fees of $23,987; exploration and evaluation expenses of $1,920; and write-off of mineral property rights of $40,274. These amounts were offset by interest income of $176.

(6)

Net loss of $87,967 consisted primarily of office and administration of $19,271; management and consulting services of $27,750; investor relations, business development and reporting issuer costs of $26,238; professional fees of $10,996; and exploration and evaluation expenses of $4,075. These amounts were offset by interest income of $363.

(7)

Net loss of $84,258 consisted primarily of office and administration of $9,499; management and consulting services of $27,750; investor relations, business development and reporting issuer costs of $13,509; professional fees of $31,169; and exploration and evaluation expenses of $2,394. These amounts were offset by interest income of $63.

(8)

Net loss of $106,941 consisted primarily of office and administration of $4,968; management and consulting services of $25,676; investor relations, business development and reporting issuer costs of $61,262; professional fees of $30,555; exploration and evaluation expenses of ($15,881) and interest expenses of $361.

Results of Operations

Nine months ended February 29, 2012, compared with nine months ended February 28, 2011

The Company’s net loss totaled $126,398 for the nine months ended February 29, 2012, with basic and diluted loss per share of $0.00. This compares with net loss of $270,685 with basic and diluted loss per share of $0.00 for the nine months ended February 28, 2011. The decrease of $144,287 in net loss was principally because:

  The Company reported a premium on flow-through shares of $80,667 during the nine months ended February 29, 2012, resulting from flow-through funds spent. There was no such reversal during the nine months ended February 28, 2011.
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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

  General and administration expenses decreased by $64,013 for the nine months ended February 29, 2012, compared to the nine months ended February 28, 2011. The overall decrease was due to decreases in investor relations, business development and reporting issuer costs, professional fees, management and consulting services, office and administration and exploration and evaluation expenses

  Interest income decreased by $393 during the nine months ended February 29, 2012, compared to the same period last year. The Company earned interest on short term investments.

Three months ended February 29, 2012, compared with three months ended February 28, 2011

The Company’s net loss totaled $36,570 for the three months ended February 29, 2012, with basic and diluted loss per share of $0.00. This compares with net loss of $98,460 with basic and diluted loss per share of $0.00 for the three months ended February 28, 2011. The decrease of $61,890 in net loss was principally because:

  General and administration expenses decreased by $62,004 for the three months ended February 29, 2012, compared to the three months ended February 28, 2011, due to decreases in investor relations, business development and reporting issuer costs, professional fees, management and consulting services, office and administration and exploration and evaluation expenses resulting from reduced corporate activity.

  Interest income decreased by $114 during the three months ended February 29, 2012, compared to the same period last year. The Company earned interest on short term investments.

Liquidity and Financial Position

The activities of the Company are financed through equity offerings. During the nine months ended February 29, 2012, no equity transactions occurred. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. See “Risks and Uncertainties” below.

At February 29, 2012, the Company had $227,079 in cash and cash equivalents (May 31, 2011 - $1,177,679).

Accounts payable and accrued liabilities decreased to $36,599 at February 29, 2012, compared to $129,019 at May 31, 2011, primarily due to less business activity. The Company’s cash and cash equivalents as at February 29, 2012, are sufficient to pay these liabilities.

The Company has no operating revenues and therefore must utilize its current cash reserves and other financing transactions to maintain its capacity to meet ongoing exploration and operating activities.

As of February 29, 2012, and to the date of this MD&A, most of the cash resources of Grandview are held with one Canadian chartered bank. The Company maintains a minimum amount of cash resources in Peru.

The Company has no debt and its credit and interest rate risk is minimal. Accounts payable and accrued liabilities are short term and non-interest bearing.

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

The Company’s use of cash at present occurs, and in the future is expected to occur, principally in two areas, namely, funding of its general and administrative expenditures and funding of its investment activities. Those investing activities include the cash components of the cost of acquiring and exploring its exploration properties. The Company’s operating expenses are estimated to average approximately $35,000 to $50,000 per quarter. The $35,000 to $50,000 covers investor relations, business development and reporting issuer costs, professional fees, management and consulting services, office and administration and exploration and evaluation expenses. As of the date of this MD&A, the Company is developing a budget for its Canadian properties. In addition, the Company plans to search for properties of merit.

In order to meet future expenditures and cover administrative and exploration costs beyond February 28, 2013, the Company will need to raise additional financing. Although the Company has been successful in raising funds to date, there can be no assurance that adequate funding will be available in the future, or available under terms favourable to the Company.

Related Party Transactions

i) For the three and nine months ended February 29, 2012, $35,000 and $110,000, respectively (three and nine months ended February 28, 2011 - $31,125 and $106,125, respectively) was paid to the President and Chief Executive Officer (Paul T. Sarjeant) of the Company for consulting services. Included in this amount was $28,250 and $66,375, respectively (three and nine months ended February 28, 2011 - $19,000 and $56,500, respectively) capitalized to mining interests. Included in accounts payable as at February 29, 2012 is $11,300 (May 31, 2011 - $nil and June 1, 2010 - $nil) in relation to consulting services rendered.

ii) For the three and nine months ended February 29, 2012, $nil and $21,000, respectively (three and nine months ended February 28, 2011 - $9,000 and $33,000, respectively) in consulting fees was paid or accrued to the former Chief Financial Officer (Ernest Cleave) or a company controlled by the former Chief Financial Officer. Included in accounts payable as at February 29, 2012 is $3,390 (May 31, 2011 - $nil and June 1, 2010 - $6,000) in relation to consulting services rendered.

iii) For the three and nine months ended February 29, 2012, $3,000 (three and nine months ended February 28, 2011 - $nil) in consulting fees was paid or accrued to the current Chief Financial Officer (Carmelo Marrelli) or a company (Marrelli Support Services Inc.) controlled by the current Chief Financial Officer. Included in accounts payable as at February 29, 2012 is $3,390 (May 31, 2011 - $nil and June 1, 2010 - $nil) in relation to consulting services rendered.

iv) For the three and nine months ended February 29, 2012, $7,420 (three and nine months ended February 28, 2011 - $nil) in professional fees was paid or accrued to a company (Marrelli Support Services Inc.) controlled by the current Chief Financial Officer (Carmelo Marrelli). Included in accounts payable as at February 29, 2012 is $8,385 (May 31, 2011 - $nil and June 1, 2010 - $nil) in relation to professional services rendered.

v) For the three and nine months ended February 29, 2012, $150 (three and nine months ended February 28, 2011 - $nil) in filing fees was paid or accrued to a company (D & R Filing Corp.) controlled by the current Chief Financial Officer (Carmelo Marrelli). Included in accounts payable as at February 29, 2012 is $170 (May 31, 2011 - $nil and June 1, 2010 - $nil) in relation to filing services rendered.

vi) In 2007, the Company provided a loan of $90,000 to the President and Chief Executive Officer of the Company. The loan was unsecured, bears no interest and was due on October 31, 2009. The loan was paid down through the application of various bonuses issued to the President and Chief Executive Officer (Paul T. Sarjeant) in 2009 and 2010.

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

vii) Effective November 30, 2010, the Company entered into two agreements in respect of the sale of four mining claims owned by it and located in Manitoba, being the Packsak, Clapelou Patent Claims, CUPP2 Frac and CUPP3 Frac (collectively, the "Claims"). Two of the four Claims were transferred to Centerpoint Resources Inc. ("Centerpoint") and the remaining two were transferred to Centershield Gold Mines Inc., a subsidiary of Centerpoint. The Company received nominal cash consideration on closing and retained a 1% NSR over the Claims. Two directors of the Company are senior officers with Centrepoint.

These transactions were in the normal course of operations and were measured at fair value.

Off-Balance-Sheet Arrangements

As of the date of this MD&A, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition, including, and without limitation, such considerations as liquidity, capital expenditures and capital resources that would be considered material to investors.

Proposed Transactions

There are no proposed transactions of a material nature being considered by the Company. However, the Company continues to evaluate properties and corporate entities that it may acquire or form other joint ventures or similar arrangements with in the future.

Critical Accounting Estimates

The preparation of these unaudited condensed consolidated interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The unaudited condensed consolidated interim financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Accounting Estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Recoverability of Mining Interests

When there are indications that an asset may be impaired, management is required to estimate the asset’s recoverable amount. The recoverable amount is the greater of the value in use and the fair value less selling costs. Determining the value in use requires management to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate the present value. No impairment indicators of non-financial assets have been noted for the three and nine months ended February 29, 2012, February 28, 2011 or for the year ended May 31, 2011.

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

Stock-Based Compensation

Management is required to make certain estimates when determining the fair value of stock option awards, and the number of awards that are expected to vest. These estimates affect the amount recognized as stock-based compensation in the statement of operations based on estimates of forfeiture and expected lives of the underlying stock options. For the three and nine months ended February 29, 2012, the Company recognized $nil stock-based compensation expense (three and nine months ended February 28, 2011 - $nil).

Critical Accounting Judgments

Income taxes and recovery of deferred tax assets

Management is required to make certain estimates when determining the fair value of stock options awards, and the number of awards that are expected to vest. These estimates affect the amount recognized as stock-based compensation in the statement of operations based on estimates of forfeiture and expected lives of the underlying stock options. For the three and nine months ended February 29, 2012 the Company recognized $nil stock-based compensation expense (three and nine months ended February 28, 2011 - $nil).

Change in Accounting Policies

Impact of Adopting IFRS on the Corporation’s Accounting Policies

Effective the first quarter of fiscal 2012, the Company began preparing its financial statements in accordance with IFRS. Reconciliations, descriptions and explanations of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company are provided in Note 11, “Conversion to IFRS”, to the unaudited condensed interim consolidated financial statements for the three and nine months ended February 29, 2012. This note also includes reconciliations of equity and comprehensive loss for comparative periods reported under Canadian GAAP with amounts reported for those periods under IFRS.

The Company has changed certain accounting policies to be consistent with IFRS as it is expected to be effective or available on May 31, 2012, the Company’s first annual IFRS reporting date. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its financial statements.

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS.

(a)      Impairment of non-financial assets

IFRS requires a write-down of assets if the higher of the fair value less costs to sell and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write-down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no impact on the unaudited condensed interim consolidated financial statements.

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

(b)      Provision for environmental rehabilitation

IFRS requires the recognition of a provision for environmental rehabilitation for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to environmental rehabilitation have been changed to reflect these differences. There is no impact on the unaudited condensed interim consolidated financial statements.

(c)      Flow through shares and deferred taxes

Under Canadian GAAP, the Company followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146. The application of EIC-146 requires the recognition of the forgone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made. To recognize the forgone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

As part of the transition to IFRS, the Company has adopted a policy to allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors. The liability is reduced and the reduction of premium liability is recorded in other income on a pro-rata basis based on the corresponding eligible expenditures that have been incurred. It is the Company’s intention to file the appropriate renunciation forms with the Canadian taxation authorities.

Further, the corresponding reduction of share capital in respect of flow-through share financing as previously recorded under Canadian GAAP is now recorded as an expense in the consolidated statements of loss and comprehensive loss.

(d)      Presentation

Certain amounts in the unaudited condensed interim consolidated statement of financial position, statement of loss and comprehensive loss and statement of cash flows have been reclassified to conform to the presentation adopted under IFRS.

Impact of Adopting IFRS on the Corporation’s Business

The adoption of IFRS has resulted in some changes to the Company’s accounting systems and business processes. However, the impact has been minimal. The Company has not identified any contractual arrangements that are significantly impacted by the adoption of IFRS.

The Company's staff and advisers involved in the preparation of financial statements have been appropriately trained on the relevant aspects of IFRS and the changes to accounting policies.

The Board of Directors and Audit Committee have been regularly updated throughout the Company’s IFRS transition process, and are aware of the key aspects of IFRS affecting the Company.

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

New accounting standards and interpretations

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement [“IAS 39”]. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is assessing the impact of IFRS 9 on the financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). IFRS 10 is effective for the annual period beginning on or after January 1, 2013. The Company is assessing the impact of IFRS 10 on its financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities those arrangements in which the separation -- although structured through a separate vehicle -- is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities. Such arrangements are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11 joint ventures do not have the choice between equity accounting and proportionate consolidation; these entities must now use the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation will collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36, Impairment of Assets. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. IFRS 11 is effective for the annual period beginning on or after January 1, 2013. The Company is assessing the impact of IFRS 11 on its financial statements.

IFRS 13, Fair Value Measurement ("IFRS 13")

IFRS 13, Fair Value Measurement, was issued by the IASB on May 12, 2011. The new standard converges IFRS with US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

Capital Management

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives, including funding of future growth opportunities, and pursuit of accretive acquisitions; and
  to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis. The Company considers its capital to be total shareholders' equity, comprising share capital, reserves and deficit which at February 29, 2012, totaled $5,516,770 (May 31, 2011 - $5,643,168).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors. The Company’s capital management objectives, policies and processes have remained unchanged during the three and nine months ended February 29, 2012.

The Company is not subject to any capital requirements imposed by a lending institution.

Financial Instruments

The Company’s financial instruments consist of:

Description	February 29, 2012 $	May 31, 2011 $
Cash and cash equivalents	227,079	1,177,679
Short term investments	25,474	25,286
HST and sundry receivable	85,634	63,414
Reclamation bond	12,952	12,718

Accounts payable and accrued liabilities	36,599	129,019
Deferred premium on flow-through shares	nil	80,667

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest and foreign exchange rate risk).

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents, short-term investments and HST and sundry receivable. Cash and cash equivalents and short-term investments consist of cash and investment-grade short term guaranteed investment certificates invested with the Company's banking institution, from which management believes the risk of loss to be minimal.

HST and sundry receivable consists of sales taxes receivable from government authorities in Canada. HST and sundry receivable are in good standing as of February 29, 2012. Management believes that the credit risk with respect to financial instruments included in HST and sundry receivable is minimal.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they come due. As at February 29, 2012, the Company had cash and cash equivalents and short term investments balance of $252,553 (May 31, 2011 - $1,202,965) to settle current liabilities of $36,599 (May 31, 2011 - $129,019). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

Market risk is the risk of loss that may arise from changes in interest and foreign exchange rates.

(a) Interest Rate Risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest surplus cash in investment-grade short-term deposit certificates issued by the Company's Canadian chartered bank. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its bank.

(b) Foreign Currency Risk

The Company's functional and reporting currency is the Canadian dollar. The Company funds its Peru operations, exploration and administrative expenses by means of United States dollar advances converted from its Canadian dollar bank account held in Canada.

Sensitivity Analysis

As of February 29, 2012, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

The sensitivity analysis shown in the notes below may differ materially from actual results.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a nine month period:

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

(i) Short term investments are subject to floating interest rates. The Company has no debt and receives low interest rates on its cash balances. As such, the Company does not have significant interest rate risk.

(ii) The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

Outlook

With the completion this past winter of the deep IP survey on the Sanshaw-Bonanza Property the Company will assess the results generated from the survey and evaluate any potential drill targets identified. Initial information indicates geophysical anomalies associated with the historic Orlac Mine that host mineralization along the Dome Intrusive contact with the volcanic/sedimentary rocks in the region. Though this area has not necessarily been a priority target the Company will re-evaluate and determine an appropriate course of action. Other targets have been identified on the property and will be evaluated with known geology occurrences.

At present, the Company is still awaiting the final NI 43-101 resources report that was commissioned last year and was the focus of drilling at the Dixie Lake Property. The Company anticipates receiving the final report prior to fiscal year end 2012. Once all data is obtained the Company will assess the results and recommendations from that work and will determine an appropriate course of action.

The Company continues to identify and evaluate high grade, near term production projects within Canada, Peru and South America in general.

Share Capital

The Company is authorized to issue an unlimited number of shares. As of February 29, 2012, and April 13, 2012, the Company had outstanding 81,163,032 common shares, 30,699,997 warrants and 4,100,000 stock options.

On November 28, 2011, the Company extended the term of the 26,666,665 warrants it issued on December 3, 2009. The Warrants, which were scheduled to expire on December 3, 2011, will now expire on December 3, 2012. The extension increased the fair value of the warrants by $191,999 based on the difference between the fair value of the modified warrants and the original warrants on the date the extension was approved using the Black-Scholes option pricing model with the following assumptions for the modified warrants: dividend yield of 0%; expected volatility of 118%; risk-free interest rate of 0.98%; and an expected average life of 1.01 years. That compares with the following assumptions for the original warrants: dividend yield of 0%; expected volatility of 226%; risk-free interest rate of 0.98%; and an expected average life of 0.01 years.

Risks and Uncertainties

Due to the nature of the Company's business and the present stage of its development, an investment in any of the securities of the Company is speculative and involves a high degree of risk. In addition to the matters set out elsewhere in this MD&A, the Company faces the following risks. The risk factors outlined below are not a definitive list of all risk factors associated with an investment in the Company or in connection with the Company's operations.

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

History of Losses

The Company is a junior mining, exploration and development corporation with no producing properties. There is no assurance that any of the properties the Company now has or may acquire or obtain an interest in will generate earnings, operate profitably, or provide a return on investment in the future.

Mining Industry Risks

The operations of the Company are speculative due to the high-risk nature of its business, which involves the acquisition, exploration and development of mining properties and opportunities. Accordingly, the following risks in particular should be considered:

(a) The acquisition of, exploration for and development of mineral deposits is an extremely speculative venture involving a high degree of risk. Even a combination of careful evaluation, experience and knowledge may not eliminate such risk. While the discovery of an ore body may result in substantial rewards, very few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides, and the inability of the Company to obtain suitable machinery, equipment or labour are all risks involved with the conduct of explorations programs and the operation of mines. Substantial expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site, and additional financing may be required. It is impossible to ensure that the exploration programs planned by the Company will result in a profitable commercial mining operation or venture. The decision as to whether a particular property contains a commercial mineral deposit and should be brought into production will depend on the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and geologists. Several significant factors will be considered, including, but not limited to: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) metal prices, which are highly cyclical; (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; (iv) ongoing costs of production; and (v) availability and cost of additional funding. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company’s not receiving an adequate return on invested capital.

(b) The activities of the Company are to be directed toward the search, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Company will result in discoveries of economic ore bodies or commercial production thereof.

(c) Depending upon if and when commercial quantities of ore are found, the Company may or may not have the financial resources at that time to bring a mine into production. The only sources of funding that might be available to the Company at such time may be limited to the sale of equity capital, mineral properties, royalty interests or the entering into of joint ventures, there being no assurances that any of the foregoing forms of funding will be available to the Company.

(d) All phases of the mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that would limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Company is not aware of any material environmental constraint affecting any of its development properties that would preclude the economic development or operation of any specific property.

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

(e) There is a significant degree of uncertainty attributable to the calculation of mineral deposit estimates and corresponding mineralization grades. Until the mineralized material is actually mined and processed, mineral deposit estimates and mineralization grades must be considered as estimates only. Consequently, there can be no assurance that any mineral deposit estimates or ore-grade information will prove accurate. In addition, the value of mineral deposits may vary depending on mineral prices and other factors. Any material change in ore grades or stripping ratios may affect the economic viability of the Company's projects. Furthermore, mineral deposit estimate information should not be interpreted as any assurance of mine life or of the potential profitability of existing or future projects.

(f) Failure to comply with applicable laws, regulations and requirements may result in enforcement actions including orders issued by regulators or judicial authorities causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

(g) The profitability of the Company’s operations is significantly affected by changes in the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The level of interest rates, the rate of inflation, world supply of mineral commodities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future serious price declines could cause commercial production of a particular mineral property to be impracticable.

(h) The business of mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations, rock bursts, pressures, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions, among several others. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. While the Company may be able to obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks is such that liabilities could exceed policy limits or could be excluded from coverage. There are some risks such as certain environmental risks (including potential for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) for which insurance is not generally available or is prohibitively expensive due to excessive premium costs. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage or non-compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Company's earning and competitive position in the future and, potentially, its financial position. Failure to have insurance coverage for any one or more such risks or hazards could have a material adverse effect on the Company, its business, financial condition and results of the operations.

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

(i) The mineral exploration and mining business is extremely competitive in all of its phases. The Company encounters competition from other companies in connection with its search for and acquisition of mining properties and interests which are producing or capable of producing minerals. Some of the Company's competitors are large, established mining companies with substantial capabilities and greater financial and technical resources than the Company. As a result of this competition, the Company may at any point in time be unable to acquire or develop attractive properties on terms it considers acceptable.

(j) The Company's ability to continue exploration of its properties will be dependent upon its ability to raise significant additional funds in the future. Should the Company not be able to obtain such financing, a portion of its interest in properties may be needed to be transferred to potential joint venture partners, or its properties may be lost entirely.

Early Stage Properties

The Dixie Lake Property, the Loisan Property, the Bonanza Property, the Angelina Property, the Bissett Gold Camp Claim, the GVG Property and the Giulianita Property are in the early or pre-exploration stage only and are each without a known body of commercial ore. There is no certainty that the expenditures made by the Company on the search and evaluation of mineral deposits on either of these or any other properties will result in discoveries of commercial quantities of ore.

Additional Capital

The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company. The development and exploration of the Company's properties may require substantial additional financing. Failure to obtain such financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. If additional financing is raised by the Company through the issuance of securities from treasury, control of the Company may change and security holders may suffer additional dilution.

Dilution

In the event the Company seeks to procure additional financing through the sale and issuance of its securities, or in the event that current common share option or warrant holders exercise their options or warrants, the shareholders of the Company may suffer immediate and substantive dilution in their percentage ownership of the issued and outstanding shares of the Company. As of the date of this MD&A, there were common share purchase warrants outstanding allowing the holders of such warrants to purchase up to 31,304,996 common shares. In addition, 4,100,000 incentive stock options granted to certain directors, officers, employees and consultants of the Company, pursuant to the Company's 2004 Stock Option Plan, as amended, are also outstanding. As of the date of this MD&A, there were 81,163,032 shares of common stock outstanding, meaning that the exercise of all of the existing common share purchase options and warrants would result in further dilution to the existing shareholders of approximately 45.0% of the outstanding common shares. Should such common share options and warrants be exercised, the increase in the number of common shares issued and outstanding, and the possibility of sales of such shares may have a depressive effect on the price of the common shares. In addition, the voting power of the Company's existing shareholders will be diluted.

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

Dependence on Key Executives

The Company is dependent on the services of key executives and a small number of highly skilled and experienced consultants and personnel. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. Due to the Company’s relatively small size, the loss of these persons or the Company's inability to attract and retain additional highly skilled employees may adversely affect its business and future operations. The Company does not currently carry any key man life insurance on any of its executives. The Company’s directors and officers, including the Chief Executive Officer and Chief Financial Officer are currently engaged on a part-time basis.

Absence of Dividends

The Company has no earnings or dividend record. Because it intends to employ available funds for mineral exploration and development, it does not intend to pay any dividends in the immediate or foreseeable future. The future dividend policy will be determined by the Board of Directors.

Potential Volatility of Market Price of Common Shares

The Toronto Stock Exchange has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company's common shares. In addition, the market price of the common shares is likely to be highly volatile. Factors such as the price of gold, and other minerals, announcements by competitors, changes in stock market analyst recommendations regarding the Company, and general market conditions and attitudes affecting other exploration and mining companies may have a significant effect on the market price of the common shares. Moreover, it is likely that during the future quarterly periods, the Company's results and exploration activities may fluctuate significantly or may fail to meet the expectations of stock market analysts and investors and, in such event, the market price of the common shares could be materially adversely affected.

Foreign Operations

The Company has had and may continue in the future to have a portion of its operations located in Peru. As a result, the operation of the Company is exposed to various levels of political, economical and other risks and uncertainties associated with operating in a foreign jurisdiction. These risks and uncertainties include, but are not limited to, currency exchange rates; price controls, import or export controls, currency remittance, high rates of inflation; labour unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts, changes in taxation policies, restrictions on foreign exchanges; changing political condition, currency controls; and governmental regulations that may require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitudes in Peru or other countries in which Grandview conducts business may adversely affect the operations of the Company. The Company may become subject to local political unrest that could have a debilitating impact on operations, and at its extreme, could result in damage and injury to personnel and site infrastructure.

Failure to comply with applicable laws and regulations may result in enforcement actions and include corrective measures requiring capital expenditures, installing of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

Disclosure Controls

Disclosure controls and processes have been designed to ensure that information required to be disclosed by the Company is compiled and reported to Company management as appropriate to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of February 29, 2012, that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company is made known to them by employees and third party consultants working for the Company. There have been no significant changes in the Company’s disclosure controls and processes during the three and nine months ended February 29, 2012.

It should be noted that while the Company’s Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and processes will provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and processes will prevent all errors and frauds. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that its objectives are met.

Internal Control Over Financial Reporting (“ICFR”)

Management is responsible for certifying the design of the Company’s ICFR as required by National Instrument 52-109 – “Certification of Disclosure in Issuers’ Annual and Interim Filings”. ICFR is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

  maintenance of records in reasonable detail that accurately and fairly reflect the transactions and dispositions of assets;
  reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;
  that receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and
  reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the design of the Company’s ICFR as of February 29, 2012, pursuant to the requirements of National Instrument 52-109. The Company has designed appropriate ICFR (COSO Framework, as discussed below) for the nature and size of the Company’s business, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS, except as noted herein.

The Company uses Marrelli Support Services Inc. (“MSSI”), a service organization in Canada controlled by the current Chief Financial Officer of the Company, to perform the majority of its financial reporting functions, including the recording of transactions, the reconciliation of accounts and the preparation of the consolidated financial statements. Controlling and monitoring processes performed by MSSI are as

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

important as controlling and monitoring processes performed within the Company. Management currently monitors the work performed by MSSI through the review of the consolidated financial statements and other financial information and discussions with the staff of MSSI. Though these monitoring controls do provide some assurance, they lack a sufficient level of precision to ensure that all errors will be prevented or detected.

MSSI has obtained an auditor’s report of controls as at September 30, 2011, that stated the internal control functions that clients of MSSI use are designed and operating effectively. The Company’s management has determined that the internal controls at MSSI are designed and operating effectively for Canadian operations. The control framework that MSSI has adopted to design certain functions is the COSO Framework published by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). COSO is recognized the world over for providing guidance on critical aspects of organizational governance, business ethics, internal control, enterprise risk management, fraud, and financial reporting.

The adoption of IFRS resulted in minor changes to the Company’s ICFR. The Company augmented certain existing controls and procedures to complete its IFRS transition in Q1 of fiscal 2012.

Management has determined that the internal controls of the Company are designed and operating effectively for the three and nine months ended February 29, 2012. There have been no changes in ICFR during the three and nine months ended February 29, 2012, that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Commitments and Contingencies

In addition to commitments otherwise reported in this MD&A, the Company’s contractual obligations as at February 29, 2012, include:

Contractual Obligations	Total	Up to 1 year	1 - 3 years	4 - 5 years	After 5 years

Capital Lease Obligations	$nil	$nil	$nil	$nil	$nil
Operating Leases	$nil	$nil	$nil	$nil	$nil
Purchase Obligations	$nil	$nil	$nil	$nil	$nil
Other Long Term Obligations (2)	$nil	$nil	$nil	$nil	$nil
Total Contractual Obligations (1)	$1.4 million	$nil	$1.4 million	$nil	$nil
	$1.4 million	$nil	$1.4 million	$nil	$nil

(1) The Company, through its subsidiary Recuperacion and in accordance with an option agreement, may earn an 80% interest in the Giulianita project by spending $1.4 million over a three-year period on the property and issuing two million shares of the Company to a private Peruvian group. The Company may earn the remaining 20% by making an additional payment to this private Peruvian group of $250,000.

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Grandview Gold Inc.
Management’s Discussion & Analysis
For the Three and Nine Month Periods Ended February 29, 2012
Dated – April 13, 2012

(2) The Company is committed to spend $nil raised in conjunction with the December 31, 2010, flow-through private placement on eligible Canadian exploration expenditures on or before December 31, 2011.

Additional Information

Additional information regarding the Company is available on SEDAR at www.sedar.com.

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